Exhibit 99.1

Uxin Reports Unaudited First Quarter of 2019 Financial Results

BEIJING, June 10, 2019 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), the largest used car e-commerce platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Changes in Certain Operational Metrics Disclosure

Starting from the first quarter of 2019, Uxin will only disclose the transaction volume and the corresponding GMV for the transactions which generate revenues, in order to better reflect the Company’s ability to enhance monetization and the development of its 2C cross-regional and intra-regional services. This new method of disclosure has been applied to the transaction volume, GMV and take rate calculations, as well as all the corresponding year-over-year comparisons discussed in this earnings release.

First Quarter 2019 Operational Highlights

•                      Transaction volume for the 2C business increased to 78,277 units in the first quarter of 2019, representing year-over-year growth of 39.6%.

•                      Cross-regional transaction volume increased to 20,647 units in the first quarter of 2019, representing year-over-year growth of 48 times.

•                      Intra-regional transaction volume increased to 57,630 units in the first quarter of 2019, representing year-over-year growth of 3.6%.

•                      Transaction volume for the 2B business decreased to 36,522 units in the first quarter of 2019, representing year-over-year decline of 42.6%, due to the Company’s change of approach in serving consumers with car-selling needs, as well as dealers’ growing appetite for retail transactions through Uxin’s 2C platform.

•                      GMV for the 2C business increased to RMB8,892 million in the first quarter of 2019, representing year-over-year growth of 61.5%.

•                      GMV for the cross-regional business increased to RMB2,268 million in the first quarter of 2019, representing year-over-year growth of 33 times.

•                      GMV for the intra-regional business increased to RMB6,624 million in the first quarter of 2019, representing year-over-year growth of 21.8%.

•                      GMV for the 2B business decreased to RMB1,851 million in the first quarter of 2019, representing year-over-year decline of 39.8%.

•                      Loan facilitation service was provided to facilitate financing for 74,579 used car transactions in the first quarter of 2019, representing year-over-year growth of 63.8%.

•                      M3+ delinquency rate by balance1 was 1.45% as of March 31, 2019, relatively stable compared to 1.41% as of December 31, 2018.

1  M3+ delinquency rate is defined as the outstanding principal balance of used car loans that were 90 or more calendar days past due as a percentage of the sum of total outstanding principal balance of the used car loans facilitated through the Company’s 2C business (including the principal of loans it paid financing partners under its guarantee to financing partners) as of a specific date.

First Quarter 2019 Financial Highlights

•                      Total revenues were RMB1,003.9 million (US$149.1 million) in the first quarter of 2019, representing year-over-year growth of 54.6%.

•                      Revenue of 2C cross-regional business was RMB284.3 million (US$42.2 million) in the first quarter of 2019, representing year-over-year growth of 54 times.

•                      Revenue of 2C intra-regional business was RMB598.5 million (US$88.9million) in the first quarter of 2019, representing year-over-year growth of 33.3%.

•                      Revenue of 2B business was RMB69.6 million (US$10.3 million) in the first quarter of 2019, representing year-over-year decline of 36.2%.

•                      Gross profit was RMB707.5 million (US$105.1 million) in the first quarter of 2019, representing year-over-year growth of 65.6%. Gross margin increased to 70.5% in the first quarter of 2019, compared to 65.8% in the same period last year.

•                      Loss from operations was RMB261.2 million (US$38.8 million) in the first quarter of 2019, compared to RMB452.9 million in the same period last year.

•                      Non-GAAP adjusted loss from operations was RMB207.5 million (US$30.8 million) in the first quarter of 2019, compared to RMB450.5 million in the same period last year.

•                      Net loss was RMB285.0 million (US$42.3 million) in the first quarter of 2019, compared to a net loss of RMB839.4 million in the same period last year. Net loss as a percentage of total revenues was 28.4% in the first quarter of 2019, a decrease from 129.3% in the same period last year.

•                      Non-GAAP adjusted net loss was RMB231.3 million (US$34.3 million) in the first quarter of 2019, compared to RMB478.0 million in the same period last year. Non-GAAP adjusted net loss as a percentage of total revenues was 23.0% in the first quarter of 2019, a decrease from 73.6% in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, said, “We are excited to start the year by delivering another strong quarter of growth with total revenues exceeding the high end of our guidance. More encouragingly, our 2C cross-regional business continued the robust growth momentum from the peak season in the fourth quarter, and recorded transaction volume of over 20,000 used cars in the first quarter, an increase of almost 50 times from the same period last year. The cross-regional business is playing an increasingly integral role in driving the overall growth of our 2C business and, in the first quarter of 2019, cross-regional transactions contributed 26% of total 2C transaction volume and 32% of total 2C revenues, with both percentages being only 1% in the same period last year.”

Mr. Dai added, “Over the past several years, we have continuously evolved Uxin’s business model to better meet consumer demand and have experienced rapid growth in both transaction volume and revenues. As we continue to expand our business, we will increase our focus on achieving more sustainable growth by implementing the following three initiatives. First, we will continue shifting our resources to the cross-regional business, where we see great market opportunities. In addition to targeting this significant growth potential, our strategic focus on cross-regional transactions will enable us to generate greater revenue and take us one step closer to profitability. Second, we will continue to improve our operational efficiency by taking a more rigorous approach to cost control and expense management. Third, we will adopt more stringent risk-control procedures and concentrate our resources on used car assets with better risk profiles. This will ensure that we build an even stronger foundation and improve cashflow. With our commitment to executing these strategic initiatives and continuing to enhance our value proposition, we are confident that we can extend our market leadership in China’s used car e-commerce sector and build a sustainable business over the long term.”

Mr. Zhen Zeng, Chief Financial Officer of Uxin, said, “We are pleased to see another quarter of rapid growth in our 2C business with the corresponding revenue increasing by 94% to RMB883 million in the first quarter. The growth of our cross-regional business far outpaced the overall 2C business, with related revenue increasing by 54 times year-over-year to RMB284 million. Moreover, benefiting from greater economies of scale and more effective cost control, gross margin improved to 70% from 66% in the same period a year ago. In addition, we continued to gain operating leverage during the quarter, which enabled us to cut adjusted net loss by over 50% year-over-year to RMB231 million, and significantly reduce adjusted net loss as a percentage of total revenues to 23% from 74% in the same period last year. Looking ahead, we will take more prudent measures to control costs and manage expenses, maximize the impact of every dollar we spend and continue to optimize operational efficiency. We are confident that this will drive sustainable growth, better position us to achieve profitability and create long-term value for our shareholders.”

First Quarter 2019 Financial Results

Total revenues increased to RMB1,003.9 million (US$149.1 million) in the first quarter of 2019, representing an increase of 54.6% from RMB649.4 million in the same period last year, primarily due to the increases in 2C transaction volume, GMV, transaction facilitation take rate2 and amount of loans facilitated.

2C Business: Revenue of the 2C business increased to RMB882.9 million (US$131.1 million) in the first quarter of 2019, representing an increase of 94.4% from RMB454.1 million in the same period last year.

•                      Revenue of 2C cross-regional business was RMB284.3 million (US$42.2 million) in the first quarter of 2019, representing a substantial increase of 54 times from RMB5.2 million in the same period last year. Cross-regional transaction volume increased by 48 times year-over-year to 20,647 units in the first quarter of 2019, and its corresponding GMV increased by 33 times year-over-year to RMB2,268 million.

•                      Cross-regional transaction facilitation revenue was RMB140.0 million (US$20.8 million) in the first quarter of 2019, representing a substantial increase of 47 times from RMB2.9 million in the same period last year, primarily due to the increases in the transaction volume, GMV and transaction facilitation take rate of used cars sold through the cross-regional business. Benefiting from enhanced service, user experience and higher pricing power, the take rate for cross-regional transaction facilitation increased to 6.2% during the quarter, compared to 4.4% in the same period last year.

•                      Cross-regional loan facilitation revenue was RMB144.3 million (US$21.4 million) in the first quarter of 2019, representing a substantial increase of 64 times from RMB2.2 million in the same period last year, primarily due to the increases in the financing transaction volume and amount of loans facilitated, as well as the increase in loan facilitation take rate of the used cars facilitated through the cross-regional services. The take rate for cross-regional loan facilitation, as measured by the cross-regional loan facilitation revenue divided by the corresponding GMV of used cars financed, was 6.4% in the first quarter of 2019, an increase from 3.3% in the same period last year.

2  Take rate is measured by the revenue of the 2C/2B used car business divided by the GMV of the 2C/2B used car business.

•                      Revenue of 2C intra-regional business was RMB598.5 million (US$88.9 million) in the first quarter of 2019, representing an increase of 33.3% from RMB448.9 million in the same period last year. Intra-regional transaction volume increased by 3.6% year-over-year to 57,630 units in the first quarter of 2019, and its corresponding GMV increased by 21.8% year-over-year to RMB6,624 million.

•                      Intra-regional transaction facilitation revenue was RMB168.4 million (US$25.0 million) in the first quarter of 2019, representing an increase of 82.7% from RMB92.2 million in the same period last year, primarily due to the increases in transaction facilitation take rate and GMV of the used cars sold through the intra-regional services. As a result of greater pricing power generated from enhanced service and user experience, the take rate for intra-regional transaction facilitation increased to 2.5% during the quarter, compared to 1.7% in the same period last year.

•                      Intra-regional loan facilitation revenue was RMB430.1 million (US$63.9 million) in the first quarter of 2019, representing an increase of 20.6% from RMB356.7 million in the same period last year, primarily due to the increases in the financing transaction volume and amount of loans facilitated for the used cars sold through the intra-regional services. The take rate for intra-regional loan facilitation, as measured by the intra-regional used car loan facilitation revenue divided by the corresponding GMV of used cars financed, was 5.9% in the first quarter of 2019, which remained stable compared to the same period last year.

2B Business:

•                      2B transaction facilitation revenue was RMB69.6 million (US$10.3 million) in the first quarter of 2019, representing a decrease of 36.2% from the same period last year, due to the decline in transaction volume. The transaction volume for the 2B business decreased by 42.6% year-over-year to 36,522 units in the first quarter of 2019, due to the Company’s change of approach in serving consumers with car-selling needs starting from the third quarter of 2018, as well as dealers’ growing appetite for retail transactions through the Company’s 2C platform. The GMV for the 2B business decreased to RMB1,851 million in the first quarter, representing year-over-year decrease of 39.8%. The take rate for 2B transaction facilitation increased to 3.8% in the first quarter, compared to 3.5% in the same period last year, as a result of Uxin’s increasing pricing power.

Cost of revenues increased to RMB296.3 million (US$44.0 million) in the first quarter of 2019, representing an increase of 33.3% from RMB222.3 million in the same period last year, primarily due to the increase in costs of fulfillment, title transfer and registration which were correspondingly driven by the increase in the transaction volume, as well as the increase in salaries and benefits of employees engaged in car inspection, quality control, customer service and after-sales service.

Gross profit increased to RMB707.5 million (US$105.1 million) in the first quarter of 2019, representing an increase of 65.6% from RMB427.2 million in the same period last year. Gross margin increased to 70.5% in the first quarter of 2019 from 65.8% in the same period last year.

Total operating expenses were RMB968.8 million (US$143.9 million) in the first quarter of 2019. Total operating expenses excluding share-based compensation expenses were RMB915.0 million.

•                      Sales and marketing expenses slightly increased by 7.6% year-over-year to RMB681.2 million (US$101.2 million) in the first quarter of 2019. The slight increase in sales and marketing expenses reflects the Company’s continuous efforts to enhance operating efficiency and improve conversion rates. Sales and marketing expenses as a percentage of total revenues decreased to 67.9% during the quarter from 97.5% in the same period last year.

•                      General and administrative expenses increased by 16.5% year-over-year to RMB187.8 million (US$27.9 million) in the first quarter of 2019. The increase was mainly due to the increase in share-based compensation expenses. The general and administrative expenses, excluding share-based compensation expenses of RMB53.2 million, were RMB134.6 million, which represented 13.4% of total revenues, decreasing from 24.5% in the same period last year.

•                      Research and development expenses increased by 17.5% year-over-year to RMB80.0 million (US$11.9 million) in the first quarter of 2019. The increase was primarily due to the increase in salaries and benefits expenses. The research and development expenses, excluding share-based compensation expenses of RMB0.6 million, were RMB79.4 million, which represented 7.9% of total revenues, decreasing from 10.5% in the same period last year.

•                      Losses from guarantee liability were RMB19.8 million (US$2.9 million) in the first quarter of 2019, which resulted from the fluctuation in the delinquency rate from the fourth quarter of 2018.

Loss from operations was RMB261.2 million (US$38.8 million) in the first quarter of 2019, a decrease from RMB452.9 million in the same period last year.

Non-GAAP adjusted loss from operations was RMB207.5 million (US$30.8 million) in the first quarter of 2019, a decrease from RMB450.5 million in the same period last year.

Fair value change of derivative liabilities was nil in the first quarter of 2019, compared to a loss of RMB359.1 million in the same period last year. The impact of derivative liabilities will no longer exist going forward as the preferred shares were converted into ordinary shares at the time of IPO.

Net loss was RMB285.0 million (US$42.3 million) in the first quarter of 2019, a decrease from RMB839.4 million in the same period last year. The narrowed net loss was primarily due to the Company’s greater operating leverage and a decrease in the loss from the fair value change of derivative liabilities.

Non-GAAP adjusted net loss, which excludes share-based compensation expenses of RMB53.7 million, was RMB231.3 million (US$34.3 million) in the first quarter of 2019, a decrease from RMB478.0 million in the same period last year.

As of March 31, 2019, the Company had cash and cash equivalents of RMB454.9 million (US$67.6 million), short-term investment in the form of other investment products of RMB597.5 million (US$88.7 million), and restricted cash of RMB2,025.4 million (US$300.8 million).

Recent Update

The Company recently entered into a convertible note purchase agreement with affiliates of 58.com, Warburg Pincus, TPG and certain other investors, pursuant to which Uxin will issue and sell convertible notes in an aggregate principal amount of US$230 million to the investors through a private placement. The transaction is expected to close soon. The Company and 58.com also have entered into strategic cooperation in areas including traffic and inventory acquisition, used-car inspections, big data analysis and SaaS.

Business Outlook

In order to achieve more sustainable growth, the Company will increase its focus on its core business and further expand 2C cross-regional services, adopt more rigorous measures to control costs and manage expenses to enhance operational efficiency, and take a more stringent approach to risk control to improve overall asset quality and cashflow.

Taking into account the effects of these measures, Uxin expects total revenues for the second quarter of 2019 to be in the range of RMB900 million to RMB950 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM on June 10, 2019 U.S. Eastern Time (8:00 PM on June 10, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S.:	+1 866 519 4004 or +1 845 675 0437
International:	+65 6713 5090
Mainland China:	400 620 8038 or 800 819 0121
Hong Kong:	800 906 601 or +852 3018 6771
Conference ID:	4478162

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xin.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 25, 2019, by dialing the following telephone numbers:

U.S.:	+1 646 254 3697
International:	+61 2 8199 0299
Conference ID:	4478162

About Uxin

Uxin Limited (Nasdaq: UXIN) is the largest used car e-commerce platform in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers and dealers to buy and sell cars through an innovative integrated online and offline platform that addresses each step of the transaction and covers the entire value chain. Its online presence is bolstered by an offline network of more than 1,300 service centers in over 400 prefecture-level cities throughout China.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses a non-GAAP measure, adjusted loss from operations, adjusted net loss and adjusted net loss per share, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted loss from operations excluding share-based compensation. The Company defines adjusted net loss as net (loss)/income excluding share-based compensation and fair value change of derivative liabilities. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Adjusted net loss enables the management to assess the Company’s operating results without considering the impact of share-based compensation and fair value change of derivative liabilities, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using adjusted net loss is that it does not reflect all items of income and expense that affect the Company’s operations. Share-based compensation and fair value change of derivative liabilities have been and may continue to be incurred in the business and is not reflected in the presentation of adjusted net loss. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.7468 to US$1.00, representing the index rate as of the end of March 2019 stipulated by the People’s Bank of China. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

For media enquiries, please contact:

Yi-Ke Hong

Brunswick Group

Tel: +86 10 5960-8600

Email: uxin@brunswickgroup.com

Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Revenues
To consumers (“2C”) — cross-regional	5,152	284,315	42,224
- Transaction facilitation revenue	2,927	140,011	20,793
- Loan facilitation revenue	2,225	144,304	21,431
To consumers (“2C”) — intra-regional	448,941	598,537	88,889
- Transaction facilitation revenue	92,208	168,433	25,014
- Loan facilitation revenue	356,733	430,104	63,875
To businesses (“2B”)	109,045	69,556	10,330
- Transaction facilitation revenue	109,045	69,556	10,330
Others	86,302	51,476	7,645
Total revenues	649,440	1,003,884	149,088

Cost of revenue	(222,286)	(296,348)	(44,011)
Gross profit	427,154	707,536	105,077

Operating expenses
Sales and marketing	(633,071)	(681,167)	(101,161)
General and administrative	(161,208)	(187,821)	(27,894)
Research and development	(68,063)	(79,956)	(11,874)
Losses from guarantee liability	(17,665)	(19,825)	(2,944)
Total operating expenses	(880,007)	(968,769)	(143,873)

Loss from operations	(452,853)	(261,233)	(38,796)

Interest expenses	(21,723)	(32,019)	(4,755)
Other (expenses)/income	(3,950)	17,070	2,535
Foreign exchange gains/(losses)	1,225	(779)	(116)
Fair value change of derivative liabilities	(359,115)	—	—
Loss before income tax expense	(836,416)	(276,961)	(41,132)
Income tax expense	(3,021)	(13,978)	(2,076)
Equity in gains of affiliates	—	5,956	885
Net loss	(839,437)	(284,983)	(42,323)

Less: net loss attributable to non-controlling interests shareholders	(7,734)	(445)	(66)
Net loss attributable to UXIN LIMITED	(831,703)	(284,538)	(42,257)
Accretion on redeemable preferred shares	(157,539)	—	—
Deemed dividend to preferred shareholders	(544,773)	—	—

Net loss attributable to ordinary shareholders	(1,534,015)	(284,538)	(42,257)

Net loss	(839,437)	(284,983)	(42,323)
Foreign currency translation	12,135	6,027	895

Total comprehensive loss	(827,302)	(278,956)	(41,428)
Less: total comprehensive loss attributable to non-controlling interests shareholders	(7,755)	(445)	(66)
Total comprehensive loss attributable to Uxin’s shareholders	(819,547)	(278,511)	(41,362)

Net loss attributable to ordinary shareholders	(1,534,015)	(284,538)	(42,257)
Weighted average shares outstanding — basic	49,318,860	881,704,014	881,704,014
Weighted average shares outstanding — diluted	49,318,860	881,704,014	881,704,014
Net loss per share — basic	(31.10)	(0.32)	(0.05)
Net loss per share — diluted	(31.10)	(0.32)	(0.05)

* Share-based compensation charges included are as follows:

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Cost of revenue	—	—	—
Sales and marketing	—	—	—
General and administrative	(2,331)	(53,170)	(7,896)
Research and development	—	(552)	(82)

Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of March 31,
	2018	2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	800,997	454,890	67,556
Restricted cash	2,013,030	2,025,382	300,792
Accounts receivable	51,610	54,441	8,085
Short-term investments	596,078	597,474	88,732
Advance to consumers on behalf of financing partners	521,908	357,731	53,127
Loan recognized as a result of payment under the guarantee, net	553,688	769,127	114,224
Advance to sellers	692,714	665,915	98,896
Other receivables, net	707,404	741,974	110,191
Inventory	19,380	15,773	2,344
Prepaid expenses and other current assets	417,314	316,268	46,969
Financial lease receivables, net	294,511	166,862	24,781
Total current assets	6,668,634	6,165,837	915,697

Non-current assets
Property, equipment and software, net	199,271	181,769	26,995
Intangible assets, net	21,179	18,958	2,815
Goodwill	110,424	110,424	16,399
Long term investments	349,882	354,596	52,661
Operating lease right-of-use assets, net (1)	—	267,709	39,758
Total non-current assets	680,756	933,456	138,628

Total assets	7,349,390	7,099,293	1,054,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	624,588	515,106	76,499
Accounts payable	156,320	157,474	23,387
Guarantee liabilities	321,255	426,432	63,330
Deposit of interests from consumers and payable to financing partners — current	482,827	299,168	44,430
Advance from buyers collected on behalf of sellers	375,803	204,141	30,317
Other payables and accruals	1,197,300	1,395,648	207,269
Deferred revenue	115,160	64,632	9,599
Convertible bonds	1,188,192	1,165,737	173,125
Operating lease liability, current (1)	—	62,281	9,249
Total current liabilities	4,461,445	4,290,619	637,205

Non-current liabilities
Long-term borrowings	481,801	452,542	67,208
Deposit of interests from consumers and payable to financing partners — non-current	29,742	21,903	3,253
Deferred tax liabilities	4,759	4,278	635
Operating lease liability, non-current (1)	—	183,529	27,256
Total non-current liabilities	516,302	662,252	98,352

Total liabilities	4,977,747	4,952,871	735,557

Shareholders’ equity
Ordinary shares	575	577	86
Additional paid-in capital	12,967,986	13,021,718	1,933,871
Accumulated other comprehensive income	86,061	92,088	13,676
Accumulated equity	(10,680,489)	(10,965,027)	(1,628,429)
Total Uxin’s shareholders’ equity	2,374,133	2,149,356	319,204
Non-controlling interests	(2,490)	(2,934)	(436)
Total shareholders’ equity	2,371,643	2,146,422	318,768

Total liabilities and shareholders’equity	7,349,390	7,099,293	1,054,325

Note:

(1) The Company adopted ASC 842 using the additional transition method with an effective date of January 1, 2019 for leases that existed on that date. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. No cumulative effect adjustment to the opening balance of retained earnings was required.

Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$
Loss from operations	(452,853)	(261,233)	(38,796)
Add: Share-based compensation expenses	2,331	53,722	7,978
- Cost of revenue	—	—	—
- Sales and marketing	—	—	—
- General and administrative	2,331	53,170	7,896
- Research and development	—	552	82

Non-GAAP adjusted loss from operations	(450,522)	(207,511)	(30,818)

	For the three months ended March 31,
	2018	2019
	RMB	RMB	US$

Net loss	(839,437)	(284,983)	(42,323)

Add: Share-based compensation expenses	2,331	53,722	7,978
- Cost of revenue	—	—	—
- Sales and marketing	—	—	—
- General and administrative	2,331	53,170	7,896
- Research and development	—	552	82

Fair value change of derivative liabilities	359,115	—	—

Non-GAAP adjusted net loss	(477,991)	(231,261)	(34,345)

Non-GAAP adjusted net loss per share — basic	(9.69)	(0.26)	(0.04)
Non-GAAP adjusted net loss per share — diluted	(9.69)	(0.26)	(0.04)
Weighted average shares outstanding — basic	49,318,860	881,704,014	881,704,014
Weighted average shares outstanding — diluted	49,318,860	881,704,014	881,704,014

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB6.7335 as of the end of March 2019 stipulated by the People’s Bank of China.